Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports strong third quarter Fiscal 2021 results

Bookings up 28% and net earnings up 29.7% year-over-year

Q3-F2021 performance highlights

•	Revenue of $3.02 billion representing growth of 3.5% on a constant currency basis;
•	Adjusted EBIT of $476.8 million, and margin of 15.8%, up 110 basis points year-over-year;
•	Net earnings of $338.5 million, up 29.7%, for a margin of 11.2%;
•	Diluted EPS of $1.36, up 36.0% year-over-year;
•	Net earnings of $339.0 million and diluted EPS of $1.36, both excluding specific items*;
•	Cash from operating activities of $418.9 million;
•	Bookings of $3.63 billion, up 28% year-over-year, for a book-to-bill ratio of 120%; and
•	Last 12 months book-to-bill ratio of 120% and backlog of $23.34 billion, up $1.05 billion year over year.

*Specific items in Q3-F2021 include: $0.5 million in acquisition-related and integration costs net of tax; Specific items in Q3-F2020 include: $18.2 million in acquisition-related and integration costs and $29.3 million in restructuring costs, both net of tax;

Note: All figures in Canadian dollars. Q3-F2021 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/en/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the Q3-F2021 MD&A – click here (PDF)

Montréal, Quebec, July 28, 2021 - CGI (TSX: GIB.A) (NYSE: GIB) reported Fiscal 2021 third quarter results this morning.

“In the quarter, we had profitable constant currency revenue growth as demand for our services to meet clients’ digital agendas continues to accelerate,” said George D. Schindler, President and Chief Executive Officer. “With robust bookings and cash from operations, we remain well positioned to continue driving profitable growth in the future.”

For the third quarter of F2021, the Company reported revenue of $3.02 billion, compared with $3.05 billion in the same period last year. Excluding foreign currency impacts, revenues grew by 3.5% year-over-year.

Adjusted EBIT was $476.8 million, with EBIT margin of 15.8% representing an improvement of 110 basis points from 14.7% in the same period last year.

Net earnings were $338.5 million in Q3-F2021 for a margin of 11.2%. Diluted earnings per share increased by 36.0% to $1.36, up from $1.00 from the same period last year.

Excluding acquisition-related integration and restructuring costs, both net of tax, net earnings were $339.0 million in Q3-F2021, for a margin of 11.2%. On the same basis, diluted earnings per share increased by 15.3% to $1.36, up from $1.18 from the same period last year.

Bookings were $3.63 billion in Q3-F2021, up 28% year-over-year and representing a book-to-bill ratio of 120%. At the end of June 2021, the Company’s backlog stood at $23.34 billion, up $1.05 billion from the same period last year.

Cash provided by operating activities was $418.9 million, or 13.9% of revenue, compared to $584.8 million in Q3-F2020. Over the last twelve months, cash provided by operating activities was $2.08 billion, or 17.3% of revenue, an increase of $229.2 million compared to the previous twelve months.

In millions of Canadian dollars except earnings per share and where noted	Q3-F2021	Q3-F2020
Revenue	3,021.4	3,052.7
Growth	(1.0)%	(2.2)%
Constant currency growth	3.5%	(3.5)%
Adjusted EBIT	476.8	448.0
Margin	15.8%	14.7%
Net earnings	338.5	260.9
Margin	11.2%	8.5%
Net earnings excluding specific items*	339.0	308.4
Margin	11.2%	10.1%
Diluted earnings per share (diluted EPS)	1.36	1.00
Diluted earnings per share, excluding specific items*	1.36	1.18
Weighted average number of outstanding shares (diluted)	249.5	261.4
Net finance costs	25.7	30.7
Net debt	2,956.6	3,243.5
Net debt to capitalization ratio	30.9%	31.8%
Cash provided by operating activities	418.9	584.8
Days sales outstanding (DSO)	44	48
Return on invested capital (ROIC)	13.8%	13.0%
Return on equity (ROE)	18.4%	17.3%
Bookings	3,634	2,841
Backlog	23,345	22,295

*Specific items in Q3-F2021 include: $0.5 million in acquisition-related and integration costs net of tax; Specific items in Q3-F2020 include: $18.2 million in acquisition-related and integration costs and $29.3 million in restructuring costs, both net of tax;

During the quarter, the Company invested $319.7 million to purchase for cancellation 2.9 million of its Class A shares. At the end of June, net debt stood at $2.96 billion, representing a net debt to capitalization ratio of 30.9%, down from 31.8% at the same time last year.

With cash of $1.27 billion on hand at the end of June 2021, and a fully available revolving credit facility, the Company has $2.78 billion in readily available liquidity to pursue its Build and Buy profitable growth strategy.

Q3-F2021 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 1-866-696-5894 Conference ID: 9218774 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 78,000 consultants and other professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2020 reported revenue is C$12.16 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, net earnings margin, net earnings excluding specific items, net earnings margin excluding specific items, and diluted EPS excluding specific items.

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 to 5 of our Q3-F2021 MD&A which is posted on CGI’s website, and filed with SEDAR in Canada and EDGAR in the U.S.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, external risks (such as pandemics) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favourable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic Risks in section 8.1.1. of our Q3 2021 quarterly MD&A. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled “Risk Environment” of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Maher Yaghi

Vice-President, Investor Relations

maher.yaghi@cgi.com

+1 514-415-3651